SandRidge Energy, Inc.

Via EDGAR and Facsimile

April 16, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      H. Roger Schwall

Assistant Director

Re:                             SandRidge Mississippian Trust II

Registration Statement on Form S-1

File No. 333-178894

SandRidge Energy, Inc.

Registration Statement on Form S-3

File No. 333-178894-01

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement on Form S-1 and Form S-3, as amended, be declared effective by the United States Securities and Exchange Commission (the “Commission”) on Tuesday, April 17, 2012 at 2:00 p.m. (local time) or as soon as practical thereafter.

Through this letter, we hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve either SandRidge Mississippian Trust II or SandRidge Energy, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  neither SandRidge Mississippian Trust II nor SandRidge Energy, Inc. may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please call David H. Engvall at Covington & Burling LLP at (202) 662-5307.

Sincerely,

SandRidge Mississippian Trust II

By: SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

[Signature Page to Acceleration Request]